[Holland & Knight LLP Letterhead]

David C. Wang
503 517 2914
david.wang@hklaw.com

VIA EDGAR AND OVERNIGHT MAIL

June 2, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Geoffrey Kruczek

Re:                             CombiMatrix Corporation

Post-Effective Amendment to Form S-1 on Form S-3

SEC File No. 333-139679

Response to Commission letter dated May 23, 2008

Dear Mr. Kruczek:

On behalf of CombiMatrix Corporation, a Delaware corporation (the “Company” or “CombiMatrix”), we submit the following responses to the Division’s letter dated May 23, 2008 regarding the Company’s Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-139679). We have reproduced the comments from your letter and our response follows each comment.

1.              We note your response to prior comment 2.  Please provide us with an enhanced analysis of the materiality of any potential Section 12(a)(1) liability for unregistered offers to public warrant holders who exercise their warrants. Regardless of whether offers of the underlying securities are subsequently registered or whether sales of such securities were subsequently exempt from registration.  Although we are unable to agree with your analysis of section 3(a)(9), it is not relevant to this comment because subsequent registration of exemption from registration of offers and sales does not eliminate liability for previous unregistered offers.

CombiMatrix believes that there is no Section 12(a)(1) liability, whether existing or potential, because there has been no violation of Section 5 of the Securities Act.  In order for Section 5 to have been violated, an unregistered offer or sale of securities must first have occurred.  In this case, after further analysis since the letter submitted on CombiMatrix’s behalf on May 12, 2008, CombiMatrix has determined that there were no unregistered offers or sales because CombiMatrix properly registered all of the shares of common stock underlying the warrants on a Form S-1 registration statement that was declared effective by the Commission.  Although the Staff has questioned whether the registration statement survived the August 15, 2007 redemption date, the understanding and conduct of all relevant parties (including that of CombiMatrix and, more importantly, that of its investors) clearly evidence the continuing viability of the registration statement after the redemption date in order to accommodate warrant exercises.  The following pieces of evidence support continued reliance upon the registration statement for the issuance of warrant shares:

a.               The registration statement contains the Rule 415 undertaking required by Item 512(a) of Regulation S-K (see Part II, Item 17 of the registration statement).  That undertaking is used whenever securities are offered on a delayed or continuous basis, such as upon exercise of warrants.  By including this undertaking, CombiMatrix evidenced a clear intent to utilize the registration statement and related prospectus on a continuous basis.

b.              The conduct of CombiMatrix since the split-off is consistent with its obligations under the Item 512(a) undertaking.  CombiMatrix periodically updated its prospectus with Form 10-Q information using prospectus supplements (see prospectus supplements filed August 6, 2007 and December 6, 2007).  See also prospectus supplements dated June 15, 2007, July 12, 2007, July 31, 2007, September 7, 2007, September 21, 2007, September 26, 2007 and February 14, 2008 to report material changes to the information contained in the original prospectus.  Further, CombiMatrix added material exhibits via post-effective amendments on July 13, 2007 and August 1, 2007.  Finally, in keeping with its obligations under Section 10(a)(3) of the Securities Act and Item 512(a)(1)(i) of Regulation S-K, CombiMatrix filed a post-effective amendment on April 16, 2008 to incorporate its most recent annual report on Form 10-K, and to convert the registration statement on Form S-1 to Form
S-3.  It is inconceivable that CombiMatrix would have expended the effort and resources necessary to keep the prospectus current had the registration statement been deemed unusable.  CombiMatrix’s diligent conduct evidences its good-faith belief that the registration statement was to be used after the redemption.  It also demonstrates that CombiMatrix’s warrantholders have always had ready access to a prospectus that contained current and material information about the Company, its financial condition and its common stock.

c.               There is overwhelming evidence that investors examining the prospectus understood that it was and is to be used on an ongoing basis and as part of a continuous offering of warrant shares:

i.      In order to inform warrantholders of their rights after the split-off, CombiMatrix mailed a “Certificate of Adjustment” to all of the warrantholders after the redemption date to inform them that, as a result of the split-off, they were entitled to receive CombiMatrix common stock rather than Acacia Research-CombiMatrix common stock upon exercise of outstanding warrants: “[T]he following adjustments are automatically effective to the warrant as of August 15, 2007 … The redemption of all issued and outstanding shares of Acacia Research-CombiMatrix common stock for all issued and outstanding shares of common stock of CombiMatrix Corporation … effective as of August 15, 2007, gave rise to the foregoing adjustments.  The redemption is more fully described in the

Notice of Redemption and accompanying Registration Statement of CombiMatrix Corporation on Form S-1, declared effective on June 8, 2007, previously delivered to you and incorporated herein by reference.”

ii.     Prospectus Supplement No. 7, dated September 26, 2007, states: “As a result of the redemption, there are outstanding warrants entitling their holders to purchase an aggregate of 2,383,865 shares of our common stock at a weighted average exercise price of approximately $8.63 per share, ranging from $5.50 to $27.50 per share.  Consequently, as of August 15, 2007, the total number of shares of our common stock continuing to be offered under this prospectus is 2,383,865.” (emphasis added).

iii.    The four warrantholders who exercised warrants after the redemption date requested and received un-legended shares of common stock, evidencing a belief by the warrantholders that they were purchasing shares pursuant to an effective registration statement.

In sum, the warrantholders, all of whom CombiMatrix has a basis to believe are accredited, possessed both ample objective evidence and a subjective expectation that they could exercise their warrants and obtain shares of CombiMatrix common stock under the registration statement after the redemption date.

d.              If one were to assume that the Form S-1 registration statement did not survive the August 15, 2007 redemption date, then CombiMatrix should have filed a separate registration statement to cover warrant exercises after the redemption date, and to have such registration statement declared effective before August 15, 2007.  However, as of June 8, 2007, the date that the Commission declared the Form S-1 registration statement to be effective, no separate registration statement had yet been filed.  In light of the amount of time that typically elapses between the filing of a registration statement and its effectiveness, it seems unlikely that CombiMatrix, its lawyers or the Commission would have permitted the Form S-1 registration statement to become effective on June 8, 2007 without a prominent risk factor that CombiMatrix would fall victim to Section 5 on the redemption date if it failed to timely secure effectiveness of a separate registration statement that had not even yet been filed.  The parties’ failure to include or demand inclusion of such a risk factor in the Form S-1 registration statement suggests that, at the time, all understood that the registration statement was to survive the redemption date.

It is widely acknowledged that the Commission’s role is to “to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation,” and that the primary means for accomplishing the objectives of the Securities Act is by “the disclosure of important financial information through the registration of securities” (see the Commission’s website). There is no evidence that investors were harmed in the present case or that accurate and complete financial information was omitted from the prospectus.  Those investors who held shares of Acacia Research-CombiMatrix common stock before the redemption date made no investment decision in connection with the split-off; rather, for them, the redemption was both mandatory and automatic.  Therefore, in both theory and practice, the only group of investors relying upon the registration statement to make an investment decision were, and continue to be, those holding warrants after the redemption date.  However, these warrantholders had access to a registration statement that was declared effective by the Commission, and to a prospectus that CombiMatrix assiduously updated to reflect current financial information and material developments.

Consequently, the sole criticism, if any, is that, despite ample evidence that all affected parties understood that the registration statement would be used after the redemption date, in retrospect the original prospectus may not have adequately made clear that it was so intended.  This is not a Section 5 violation.  It is merely a perceived shortcoming in disclosure that can readily be cured through a post-effective amendment to the registration statement.  By modifying the disclosure to more explicitly state the intended uses of the prospectus, CombiMatrix and the Commission can ensure that warrantholders will have access to a clear and unambiguous disclosure.  Modifications would include:

•                  Checking the “Rule 415” box on the cover page of the post-effective amendment.

•                  Including substantially the following disclosure on the cover page of the prospectus: “This prospectus covers the sale by us of up to 2,305,274 shares of our common stock to be issued upon the exercise of the following outstanding warrants:  warrants to purchase 159,648 shares of our common stock for $24.00 per share, issued September 2005; warrants to purchase 1,129,894 and 48,842 shares of our common stock for $8.70 and $10.88 per share, respectively, issued December 2006; and warrants to purchase 966,890 shares of our common stock for $5.50 per share, issued May 2007. If all of the warrants are exercised, we will receive proceeds of up to $19,510,926 before deducting expenses estimated at $          .

•                  Including substantially the following disclosure in Use of Proceeds: “We may receive gross proceeds of up to $19,510,926, before deducting expenses estimated at $          , from the exercise of warrants and sale of the securities appearing on the cover page of this prospectus. We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, research and development, general and administrative expenses, and sales and marketing activities.”

•                  Including substantially the following disclosure in Plan of Distribution: “The securities on the cover page of this prospectus will be offered solely by us, and no underwriters are participating in this offering. For the holders of warrants to exercise the warrants, there must be a current registration statement covering the common stock underlying the warrants on file with the U.S. Securities and Exchange Commission (“SEC”). The issuance of the common stock also must be registered with various state securities commissions or exempt from registration under the securities laws of the states where the warrant holders reside. We intend to maintain a current registration while the warrants are exercisable. The last set of warrants expires on May 3, 2012.”

Additional disclosures may be made where appropriate (for example, revising the registration fee table pursuant to Rule 457(g), if necessary).  CombiMatrix also would withdraw the Form S-3 registration statement that it filed on May 21, 2008.

In sum, CombiMatrix does not believe that it is subject to potential Section 12(a)(1) liability because there was no violation of Section 5.  Any perceived shortcomings in disclosure could be cured by a post-effective amendment.  Those warrantholders who exercise in the future would thereby gain access to a clear and unambiguous disclosure document.  With regard to the four warrantholders who already exercised, there is ample evidence demonstrating that they already understood that the registration statement survived the redemption date when they exercised on a cashless exercise basis.  In any event, warrantholders have at all times had access to a registration statement that was declared effective by the Commission and a prospectus that the Company diligently updated to contain current financial and business information, as well as current information about the common stock being offered to the warrantholders.  CombiMatrix believes that its investors would be best served by simply updating the existing disclosure via a post-effective amendment.

2.              We note the paragraph in your response under the heading “Warrants not yet exercised” in which you discuss a “well-established practice” that “only shares issuable upon exercise of the in-the-money warrants need be registered.”  The telephone interpretation noted in your response is limited only to an issuer’s obligation to keep current a registration statement that relates to the warrant exercise; it does not apply to the registration of the offer and sale of the securities underlying the warrants.  Please revise your analysis accordingly.

The Company acknowledges the Staff’s comment, but does not believe that is relevant because the warrant shares continue to be registered on the Form S-1 registration statement.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ DAVID C. WANG

David C. Wang

cc:           Dr. Amit Kumar, CombiMatrix

                Scott Burell, CombiMatrix